Exhibit 99.5

Transactions during the past 60 days*

Trade Date	Amount of Shares Sold	Weighted Average Price/Price Per Share ($)	Range of Price ($)
March 19, 2015	35,000	63.1925	63.00-63.50
March 20, 2015	35,000	63.6079	63.50-63.81
March 23, 2015	35,000	64.0236	63.90-64.12
March 30, 2015	45,000	63.9555	63.83-64.01
April 2, 2015	28,000	64.0151	64.00-64.10
April 6, 2015	22,000	64.2247	64.04-64.50
May 13, 2015	15,000	60.9429	60.68-61.18
May 14, 2015	60,000	61.2122	61.00-61.40
May 15, 2015	10,000	61.1255	61.00-61.50
May 18, 2015	60,000	61.9272	61.50-62.04

*	The sales were made pursuant to the September 2014 Rule 10b5-1 stock plan. These shares were sold in multiple transactions on the open market. The Foundation undertakes to provide the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth herein.